May 21, 2014

VIA EDGAR

Mr. John Dana Brown

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 3010

Washington, D.C. 20549

Re:	22nd Century Group, Inc. Registration Statement on Form S-3 Filed April 18, 2014 File No. 333-195386

Dear Mr. Brown:

On behalf of 22nd Century Group, Inc. (the “Company”), the following acknowledgments are furnished to accompany our response to the comments in your letter to Joseph Pandolfino, the Company’s Chief Executive Officer, dated May 15, 2014.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions, please contact me at (716) 270-1523.

Sincerely,

/s/ Joseph Pandolfino
Chief Executive Officer